

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-Mail
Mr. Cheung Ming, Chief Executive Officer
Studio II Brands, Inc.
16F/Honest Motors Building
9-11 Leighton Road
Causeway Bay, Hong Kong

>   **Re: Studio II Brands, Inc.**
>   **Amendment No. 4 to Form 8-K**
>   **Filed December 12, 2011**
>   **Amendment No. 5 to Form 8-K**
>   **Filed December 13, 2011**
>   **Response Letter dated December 12, 2011**
>   **File No. 000-50000**

Dear Mr. Ming:

We have reviewed your amended filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 8-K filed December 12, 2011

Exhibits

1.   We note your response to comment 1 that you have filed "Exhibits 3.2 and 3.2.1 … in electronic format …." It appears that exhibits 3.2 and 3.2.1 are still filed in an image format, which is not permitted for official filings. Please refile each exhibit properly with your next amendment in either ASCII-text or HTML format or advise us why your current format is correct. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

<u>Exhibit 99.5</u>

<u>Unaudited Pro Forma Consolidated Financial Statements Adjustments, page 2</u>

2.   We have read your responses to comments four and eight of our letter dated November 28, 2011 and they do not satisfactorily address our questions. We specifically note the following in your responses:

"…the consideration of $218,676 for 2,291,100 shares issued to shareholder of HLL was used to pay off HLL's shareholder loan due to Gu Yao at the acquisition date and the Company then became the successor of Gu Yao to own the shareholder loan."

Please explain to us in clear English what "to own the shareholder loan" means, as this phrase relates to the Gu Yao loan, and also explain how the loan can be owned if it has been repaid.

We also note the following statement in your response: "In this connection, the outstanding shareholder loan in the amount of $184,226 as of March 31, 2011 was an intercompany loan due to the Company and therefore should be eliminated in Studio II's consolidated financial statements as of March 31, 2011. The consideration in the purchase price allocation has net off the repayment of $184,226 shareholder loan and included $184,226 shareholder loan payable to Gu Yao in the allocated net tangible liabilities…"

Please explain to us in clear English why a loan that has been repaid would be classified as an intercompany loan. Please also clarify the meaning of "net off" as you have used it in the response.

<u>Amendment No. 5 to Form 8-K filed December 13, 2011</u>

<u>Exhibit 99.1</u>

<u>Hippo Lace Limited Financial Statements</u>

<u>Note 3. Business Acquisition, page 14</u>

3.   We have read your response to comment two of our letter dated November 28, 2011 and it does not satisfactorily address our concerns. We specifically note the following:

"Thereafter, Hippo Lace Limited ("HLL") became the successor of Sizegenic to own the shareholder loan. In this connection, the consideration in the purchase price allocation has net off the repayment of $86,198 shareholder loan and included the shareholder loan of $86,198 payable to Sizegenic in the allocated net tangible assets….."

Please explain to us in clear English what "to own the shareholder loan" and "net off" means as these terms are used in your response.

We further note the following:

The shareholder loan owned by HLL became an intercompany loan payable to HLL, which is eliminated in the consolidation of HLL Financial Statements of Exhibit 99.1.

Please explain to us in clear English how a loan can be "owned" and classified as an intercompany loan payable if it has been repaid.

Form 10-K for the Fiscal Year Ended March 31, 2011

Studio II Brands, Inc. and Subsidiaries

Notes to Financial Statements, page 6

Discontinued Operations

4.   We note your response to comment 44 of our letter dated September 15, 2011 and to comment six of our letter dated November 28, 2011, and we believe that the May 31, 2011 termination of the subfranchise arrangement with the Beijing restaurant represents the disposal of a component of the Company and should be presented as discontinued operations under ASC 205-20. Please revise accordingly.

Note 3. Business Acquisition, page 13

5.   We note your response to comment seven of our letter dated November 28, 2011. Please tell us how you considered ASC 805-30-30-7 when determining the value of the 2,291,100 shares of Studio II Brands that were issued as consideration to acquire all of the outstanding and issued shares of HLL on February 10, 2011. If you believe other literature supports the valuation of these shares, please provide that literature reference and explain how you analyzed the other literature with respect to your share transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield at (202) 551-3315 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director